Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, December 1, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the market that it was selected for inclusion in the 2021 portfolio of the Corporate Sustainability Index (ISE) of the B3 Exchange. The ISE’s 16th portfolio announced today, which is composed of 46 stocks of 39 public corporations from 15 industries, is valid from January 4, 2021 to December 30, 2021.

The companies are selected by B3 through a partnership with the Center for Sustainability Studies (GVces) of the Getúlio Vargas Foundation (FGV-EAESP) The evaluation is based on the aspects of economic efficiency, environmental balance, social justice and corporate governance.

This important recognition reinforces Suzano’s commitment to creating economic value combined with responsible action in the social and environmental spheres.

Suzano takes this opportunity to reinforce that it will remain dedicated to its sustainability practices so that they are continually recognized by independent evaluators and believes that there are important opportunities for advances in the upcoming evaluation cycles, associated with Suzano’s ongoing evolution in its dynamic ESG agenda and with the world’s growing attention to sustainable value creation in the long run.

São Paulo, December 1, 2020

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer